SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*

                       American Travellers Corporation
                               (Name of Issuer)

                        Common Stock, $0.01 par value
                       (lTitle of Class of Securities)

                                 0302 90 100
                               (CUSIP Number)

             John A. Powell, 180 Street Road, New Hope, PA 18938
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               November 25, 1995
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following page(s))
                              Page 1 of 3 Pages

CUSIP No. 0302 90 100              13D                 Page 2 of 3 Pages

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John A. Powell

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    a
    b

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    Not applicable

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7  SOLE VOTING POWER           957,728


 8  SHARED VOTING POWER         0


 9  SOLE DISPOSITIVE POWER      924,360


10  SHARED DISPOSITIVE POWER    0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  957,728

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      8.58%

14  TYPE OF REPORTING PERSON*









                                                       Page 3 of 3 Pages

Item 5 is amended as follows:

Item 5  Interest and Securities of the Issuer.

        This amendment is being filed to reflect the fact that the Reporting Person acquired options to purchase 125,000 shares of the Common Stock, $.01 par value, of American Travellers Corporation, which became exercisable on November 25, 1995.

        In addition, since the date of the most recent filing of Form 13-D for the Reporting Person 40,000 shares of the Stock for which the Reporting Person was appointed proxy were sold by the beneficial owners thereof.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 25, 1995


Signature:  /s/  John A. Powell
Name:       John A. Powell































                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                       American Travellers Corporation
                               (Name of Issuer)

                        Common Stock, $0.01 par value
                       (lTitle of Class of Securities)

                                 0302 90 100
                               (CUSIP Number)

             John A. Powell, 180 Street Road, New Hope, PA 18938
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               November 30, 1994
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following page(s))
                              Page 1 of 3 Pages

CUSIP No. 0302 90 100              13D                 Page 2 of 3 Pages

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John A. Powell

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    a
    b

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    No funds or other consideration were used or are to be used as there was no purchase of securities

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7  SOLE VOTING POWER           872,728


 8  SHARED VOTING POWER         0


 9  SOLE DISPOSITIVE POWER      799,360


10  SHARED DISPOSITIVE POWER    0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  872,728

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      8.31%

14  TYPE OF REPORTING PERSON*

    In






                                                       Page 3 of 3 Pages

Item 5 is amended as follows:

Item 5  Interest and Securities of the Issuer.

        On the date indicated below, the Reporting Person sold the shares of Common Stock, $.01 par value, of American Travellers Corporation (the "Stock") in the open market at the sale prices, net of commission, as set forth below.

                                                     Sale Price
     Date of Sale         No. of shares of Stock     Per Share

     November 22, 1994            115,400             $17.25
     November 23, 1994             25,000             $17.125
     November 25, 1994             10,000             $17.125
     November 30, 1994             24,600             $16.047

        In addition, since the date of the most recent filing of Form 13-D for the Reporting Person, (a) 40,000 shares of the Stock for which the Reporting Person was appointed proxy were sold by the beneficial owners thereof and (b) the Reporting Person acquired options to purchase 45,000 shares of the Stock which became exercisable on November 24, 1994.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 8, 1994


Signature:   /s/  John A. Powell
Name:        John A. Powell



















                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                       American Travellers Corporation
                               (Name of Issuer)

                        Common Stock, $0.01 par value
                       (lTitle of Class of Securities)

                                 0302 90 100
                               (CUSIP Number)

         Ramon R. Obod, Esquire; Fox, Rothschild, O'Brien & Frankel
           2000 Market Street, 10th Floor, Philadelphia, PA 19103
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               March 16, 1994
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following page(s))
                              Page 1 of 7 Pages
CUSIP No. 0302 90 100              13D                 Page 2 of 7 Pages

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John A. Powell, Alice E. Powell and Ramon R. Obod as Co-Trustees of a Voting Trust dated April 28, 1989

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    a
    b

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    No funds or other consideration were used or are to be used as there was no purchase of securities

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7  SOLE VOTING POWER           0


 8  SHARED VOTING POWER         0


 9  SOLE DISPOSITIVE POWER      0


10  SHARED DISPOSITIVE POWER    0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   0

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      0

14  TYPE OF REPORTING PERSON*

    00 (Co-Trustees of a Voting Trust which expires on March 16, 1994)





                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                       American Travellers Corporation
                               (Name of Issuer)

                        Common Stock, $0.01 par value
                       (lTitle of Class of Securities)

                                 0302 90 100
                               (CUSIP Number)

         John A. Powell, c/o Ramon R. Obod, Esquire; Fox, Rothschild
         O'Brien & Frankel, 2000 Market Street, Philadelphia PA 19103
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               March 16, 1994
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following page(s))
                              Page 3 of 7 Pages
CUSIP No. 0302 90 100              13D                 Page 4 of 7 Pages

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John A. Powell

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    a
    b

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*

    No funds or other consideration were used or are to be used as there was no purchase of securities

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7  SOLE VOTING POWER           1,042,728


 8  SHARED VOTING POWER         0


 9  SOLE DISPOSITIVE POWER      929,360


10  SHARED DISPOSITIVE POWER    0


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   1,042,728

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      9.55

14  TYPE OF REPORTING PERSON*

    IN






                                                       Page 5 of 7 Pages

Item 2 is amended as follows:

Item 2  Identity and Background.

        This statement is filed by John A. Powell. Mr. Powell is Chairman of the Board, President and Chief Executive Officer of American Travellers Corporation. The principal business address of American Travellers Corporation and Mr. Powell is 3220 Tillman Drive, Bensalem, PA 19020.

        During the last five years, Mr. Powell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the past five years, Mr. Powell was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Mr. Powell is a citizen of the United States of America.

Item 3 is amended as follows:

Item 3  Source and Amount of Funds or Other Consideration.

        Not applicable. No funds or other consideration were used or are to be used as there was no purchase of securities.

Item 4 is amended as follows:

Item 4  Purpose of Transactions.

        Mr. Powell has acquired the securities reported herein for investment purposes only.

        Mr. Powell has no plans or proposals which relate to or would result in:

        (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;


                                                       Page 6 of 7 Pages

        (e) Any material change in the present capitalization or dividend policy of the issuer;

        (f) Any other material change in the issuer's business or corporate structure;

        (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

        (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934 (the "Act"); or

        (j)  Any action similar to any of those enumerated above.

        Any of the foregoing notwithstanding, Mr. Powell reserves the right to acquire additional securities of the issuer or to dispose of securities of the issuer in open market, privately negotiated or other transactions. In addition, as a director and executive officer of the issuer, Mr. Powell holds, and from time to time may be awarded securities of the issuer or granted options to purchase securities of the issuer. Such securities as are awarded to Mr. Powell or acquired upon the exercise of options granted to Mr. Powell are subject to disposition upon their sale in open market, privately negotiated or other transactions, or upon the expiration or cancellation of such options or otherwise.

Item 5 is amended as follows:

Item 5  Interest and Securities of the Issuer.

        The Voting Trust dated April 28, 1989 (the "Voting Trust") terminated on March 16, 1994. As a result, of the 1,008,662 shares of Common Stock, $0.01 par value, of American Travellers Corporation (the "Stock") held of record by the Voting Trust, 1,008,462 shares were transferred of record to a Trust established under a Deed of Trust of Francis E. Powell, Jr., Settlor, dated August 24, 1988 (the "Residuary
Trust") and 200 shares were transferred to John A. Powell.   As of March 16,
1994, John A. Powell ceased to be a beneficial owner of the Stock; however, Mr. Powell remains subject to the reporting requirements of Regulation 13D promulgated under the Act as reported herein in his own capacity. The other two co-trustees continue to be deemed to be beneficial owners of the Stock in their capacity as co-trustees of the Residuary Trust.

        The co-trustees of the Voting Trust, in their individual capacities, have the following record ownership of securities of American Travellers
Corporation:

                                                       Page 7 of 7 Pages

                              Alice E. Powell
                                  0 Shares
                               20,500 Options

                              John A. Powell
                              442,728 Shares (1)
                              600,000 Options

                              Ramon R. Obod
                               9,737 Shares
                              16,500 Options

Item 7 is amended as follows:

Item 7  Material to be filed as Exhibits.

        None.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 24, 1994


Signature:    /s/  Alice E. Powell
Name/Title:   Alice E. Powell, Co-Trustee


Signature:    /s/  John A. Powell
Name/Title:   John A. Powell, Co-Trustee


Signature:    /s/  Ramon R. Obod
Name/Title:   Ramon R. Obod, Co-Trustee


Signature:    /s/  John A. Powell
Name/Title:   John A. Powell



        (1) Includes 113,368 shares for which James V. Fiumara and his wife have appointed Mr. Powell as their proxy.